UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
October 3, 2008
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 3, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Fall of ground accident at Harmony’s Elandsrand Gold Mine
Johannesburg. Thursday, 2 October 2008. Harmony Gold Mining Company Limited (Harmony) regretfully announces that a fall of ground accident at its Elandsrand Gold Mine near Carletonville at 04h15 local time has resulted in the death of one mineworker.
The incident occurred in the 102/37 W3 panel, approximately 2900m below surface.
Regrettably one person, a waterjet operator, has succumbed to his injuries. No other employees were injured.
The workplace has been stopped and management together with the Department of Minerals and Energy have commenced investigations.
The name of the deceased person will be made known once his family has been notified.
Harmony’s Chief Executive, Graham Briggs and his management team, express their sincere condolences to the family of the deceased and sympathy to those affected by today’s tragic accident.
ends.

Issued by Harmony Gold
Mining Company Limited
2 October 2008
For more details contact:
Alwyn Pretorius
Chief Operating Officer
North Region
on +27 (0)82 806 0872
Graham Briggs
Chief Executive Officer
on +27 (0)83 265 0274
or
Marian van der Walt
Executive: Corporate and
Investor Relations
on +27 11 411 2037 or
+27 (0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
For the comprehensive
set of results please visit
www.harmony.co.za

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